December 11, 2024

Matthew Horvath
Chief Financial Officer
Stoneridge, Inc.
39675 MacKenzie Drive, Suite 400
Novi, Michigan 48377

       Re: Stoneridge, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 1, 2024
           Form 8-K
           Filed February 28, 2024
           File No. 001-13337
Dear Matthew Horvath:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 29

1. Please revise your disclosures in future filings to more fully address the following:
           In regard to your tax valuation allowance, expand your disclosures to address the specific positive and negative evidence you considered, how that evidence was weighed, and how that evidence led you to determine the amount of the tax valuation allowance. Specifically address how you considered historical losses, including the impact of non-recurring items, and forecasted earnings in your determination. Clearly explain the nature of the deferred tax assets that the current tax valuation allowance relates to and discuss the facts and circumstances that could reasonably be expected to materially impact the ongoing assessment of the tax valuation allowance in future periods; and December 11, 2024
Page 2

             In regard to goodwill and intangible assets, we note your current market capitalization is substantially below your current net book value. To the extent you determine future impairments are reasonably possible, provide a comprehensive discussion and analysis of the critical accounting estimates
           associated with assessing goodwill and intangible assets for impairment such that investors have sufficient information to assess any material uncertainties regarding the realizability of goodwill and intangible assets. If estimated fair values do not substantially exceed carrying values disclose the following:
             o The percentage by which estimated fair values exceed carrying values;
             o The methodologies used to estimate fair values, including the material judgements, assumptions and estimates made; the degree of uncertainty associated with the key assumptions and estimates, and the potential impact reasonably possible changes in key assumptions could have on your impairment analysis;
             o Potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect key assumptions and result in a material impairment; and
             o How you consider your market capitalization in assessing goodwill for impairment and in determining the estimated fair value of your reporting unit, including reasons for material differences.

Consolidated Financial Statements
13. Segment Reporting, page 66

2. We note your disclosures of net sales and long-term assets by geographic area, to the extent applicable, please revise future filings to also disclose net sales and long-term assets attributable to any individual foreign country, if material, as required by ASC
       280-10-50-41.
Form 8-K filed on February 28, 2024
2023 Fourth Quarter Results, page 1

3. We note the following prominence issues related to the non-GAAP financial measures you present:
           You present adjusted gross profit, adjusted operating income and adjusted
           EBITDA all as a % of adjusted sales but you do not present the most directly comparable GAAP measures, gross profit, operating income and net income as a
           % of sales, with equal or greater prominence; and You present adjusted EBITDA but you do not present the most directly comparable GAAP measure, Net income, with equal or greater prominence.
       For each non-GAAP financial measure you present, please revise future filings to present and discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
 December 11, 2024
Page 3

Use of Non-GAAP Financial Information, page 5

4. We note you present several non-GAAP financial measures, including adjusted sales, adjusted gross profit and margin, adjusted operating income and margin, adjusted
       EBITDA and margin, and adjusted earnings per share, that include non-GAAP adjustments for business realignment costs, Brazilian indirect tax credits, deferred financing fee write-off, environmental remediation costs and sales from spot purchases recoveries. Please more fully address the following:
           In regard to business realignment costs, tell us the specific nature of the costs and explain why they do not represent normal, recurring operating expenses necessary to operate your business, including your consideration of Question
100.01 of the
           Non-GAAP Financial Measures Compliance and Disclosure
Interpretations;
           In regard to the Brazilian indirect tax credits, deferred financing fee write-off and environmental remediation costs, tell us why you believe each adjustment is appropriate and explain why they do not represent normal, recurring operating expenses necessary to operate your business, including your consideration of
           Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and
           In regard to Adjusted Sales, we note you exclude sales from spot purchases recoveries. Explain to us what this adjustment represents and why you believe it is appropriate, including your consideration of Question 100.04 of the Non-GAAP
           Financial Measures Compliance and Disclosure Interpretations.
5.     We note you present several non-GAAP reconciliations related to Adjusted
EBITDA
       and Adjusted Net Debt used in your debt covenant compliance calculations, including your calculation of the Compliance Leverage Ratio. When you present these measures and calculations, please revise future filings to fully comply with Question
       102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including disclosure of the minimum required leverage ratio necessary
       to comply with your debt covenant.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing